September 6, 2006

Room 4561

Mr. Gerald Tucciarone
Treasurer, Chief Financial Officer and Secretary
Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, NY 11788

> **Re:** **Hauppauge Digital, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Filed December 29, 2005**
> **File No. 001-13550**

Dear Mr. Tucciarone:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief